UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42781

rYojbaba Co., Ltd.

4-3-1, Ohashi, Minami-Ku

Fukuoka-Shi, Fukuoka, 815-0033, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 13, 2025, rYojbaba Co., Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with D. Boral Capital LLC as the lead book-running manager (the “Representative” or “D. Boral”), relating to the Company’s initial public offering (the “IPO”) of 1,250,000 common shares (the “Common Shares”) of the Company. The Company also granted the Representative a 45-day option to purchase up to 187,500 additional Common Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO.

The Underwriting Agreement includes customary representations, warranties and covenants by the Company. It also provides that the Company will indemnify the Representative against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Representative may be required to make because of any of those liabilities. In exchange for the Representative’s services, the Company agreed to (i) sell the Common Shares to the Representative at a purchase price of $3.72 per share representing a 7% underwriting discount, (ii) pay a non-accountable expense allowance to the Representative equal to 1% of the gross proceeds received at the closing of the IPO, and (iii) issue the Representative (or its designees) a warrant to purchase Common Shares (the “Representative’s Warrant”) representing 7% of the Common Shares sold in the IPO.

On August 15, 2025, the Company closed the IPO, and the Company sold 1,250,000 Common Shares to the Representative for total gross proceeds of $5,000,000. After deducting the underwriting commissions, discounts, and offering expenses payable by the Company, the Company received net proceeds of approximately $3,894,210. The Company intends to use the net proceeds from the IPO primarily for working capital and general corporate purposes, which may include implementation and development of an information technology (IT) platform for its labor consulting services, hiring of additional consultants and an expansion abroad of consulting business as well as an expansion of the osteopathic clinics and beauty salons through mergers and acquisitions and franchising.

The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-281225), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 2, 2024, as amended, and was declared effective by the SEC on July 31, 2025. The Common Shares were priced at $4.00 per Common Share, and the IPO was conducted on a firm commitment basis. The Common Shares were approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “RYOJ” on August 14, 2025.

On August 15, 2025, pursuant to the Underwriting Agreement, the Company issued a Representative’s Warrant to each of the Representative and Boustead Securities, LLC to each purchase up to an aggregate of 43,750 Common Shares (“Representative’s Warrants”). The Representative’s Warrants may be exercised beginning on February 14, 2026, until August 14, 2030. The initial exercise price of Representative’s Warrants is $5.00 per share, which represents 125% of the offering price per share in the IPO.

In connection with the IPO, the Company issued a press release on August 13, 2025, announcing the pricing of the IPO, and a press release on August 15, 2025, announcing the closing of the IPO.

D. Boral acted as the lead book-running manager for the IPO. Sutter Securities, Inc. acted as co-underwriter and Boustead Securities, LLC acted as Financial Advisor for the IPO.

Copies of the Underwriting Agreement, the Representative’s Warrants and the two press releases are attached hereto as Exhibits 10.1, 4.1, 4.2, 99.1, and 99.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement and the Representative’s Warrants do not purport to be a complete description of the documents described in this Form 6-K, and are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No	Description
4.1	Representative’s Warrant to D. Boral Capital LLC, dated August 15, 2025.

4.2	Representative’s Warrant to Boustead Securities, LLC, dated August 15, 2025.

10.1	Underwriting Agreement, dated as of August 13, 2025, between the Company and the Representative.

99.1	Press Release on Pricing of the Company’s Initial Public Offering.

99.2	Press Release on Closing of the Company’s Initial Public Offering.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

rYojbaba Co., Ltd.

By:	/s/ Ryoji Baba
Ryoji Baba
Chief Executive Officer

Date: August 15, 2025